EXHIBIT 2

For Immediate Release

          PROMOTIONS.COM, INC ADOPTS SHAREHOLDER RIGHTS AGREEMENT

NEW YORK, NY. - June 28, 2001 - Promotions.com, Inc. (NASDAQ: PRMO), announced today that its Board of Directors has adopted a Shareholder Rights Agreement under which rights to purchase shares of its newly issued Series C Junior Participating Preferred Stock will be distributed to stockholders as a non-cash dividend at the rate of one right for each share of the Company's common stock, par value $0.01, held of record as of the close of business on July 8, 2001.

The rights, which expire on July 8, 2011, will entitle stockholders to buy one one-thousandth of a share of Series C Junior Participating Preferred Stock at an exercise price of $10.00. The rights will become exercisable on the tenth business day after the date that any person or group first announces that such person or group has acquired 15% or more of the then outstanding shares of the Company's common stock or first announces a tender or exchange offer for 15% or more of the then outstanding shares of the Company's common stock. If such person or group acquires 15% or if more of the outstanding shares of the Company's common stock, each right not owned by that person or group will entitle its holder to purchase shares of the Company's common stock having a market value of twice the right's then current exercise price. In addition, if the Company is acquired in a merger or other business combination, or more than 50% of the Company's assets are sold, after a person or group has acquired 15% or more of the Company's common stock, each right will entitle its holder to purchase a number shares of the acquiring company's common stock having a market value of twice the right's then current exercise price.

The Rights Agreement exempts any stockholder that beneficially owns 15% or more the Company's common stock as of today's date. However, the rights will become exercisable if, at any time after today's date, any of these stockholders acquire shares of the Company's common stock in amount which is greater than 1% of the Company's common stock currently owned by such stockholder.

The rights are intended to enable all Promotions.com stockholders to realize the long-term value of their investment in the Company. The rights will trade with the Company's common stock, unless and until they are separated upon the occurrence of certain future events. The Company's Board of Directors may redeem the rights at any time prior to their becoming exercisable. Additional details regarding the Rights Agreement will be outlined in a summary to be mailed to all stockholders.

About Promotions.com, Inc.

Promotions.com, Inc. serves as a strategic partner for marketers and their agencies, creating Internet-based promotions and integrating them with offline marketing initiatives. The Company leverages its extensive promotion experience, Internet expertise and proprietary technology infrastructure with a broad range of promotion and direct marketing tools to optimize marketing spending and provide quantifiable results for clients including Kraft Foods (NYSE: MO), NBC (NYSE: GE) and AT&T (NYSE: T). Current promotions running for all of our clients can be found by visiting, www.Promotions.com.

Contact:       Lawrence Quartaro
               (212) 971-9800 ext. 6130
               LQuartaro@Promotions.com